International Flavors & Fragrances Inc.
521 West 57th Street
New York, NY 10019
T: 212-765-5500
F: 212-708-7144

May 18, 2012

Mr. Rufus Decker

Accounting Branch Chief

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	International Flavors & Fragrances Inc.

Form 10-K for the Year Ended December 31, 2011

File No. 1-4858

Dear Mr. Decker:

International Flavors & Fragrances Inc. (“IFF”, “we” or the “Company”) is furnishing the following supplementary information and comments with reference to the matters and questions raised in your letter dated April 23, 2012. The items below correspond to the matters raised in your letter, the questions raised by the Commission have been repeated, and the Company’s response immediately follows.

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2011

General

1.	Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. These revisions should be included in your future filings, including your interim filings, if applicable.

Company Response:

We respectfully acknowledge the Staff’s comments and in our responses below, we provide an example of our additional disclosures or other revisions to be included in our future filings, as applicable; in each instance, additional disclosures are identified as such.

Management’s Discussion and Analysis

Operating Results by Business Unit, page 30

2.	Your current presentation of the total of your segments’ adjusted operating profit outside of the ASC 280 note to the financial statements constitutes a non-GAAP financial measure. Please remove the total amount, or provide the disclosures required by Item 10(e) of Regulation S-K. Refer to Compliance and Disclosures Interpretation 104.04 which is available on our website at http://www.sec.gov/divisions/corpfin/guidance/nongaapinterp.htm.

Company Response:

Beginning with our Form 10-Q for the quarterly period ended March 31, 2012, we revised the table included in Management’s Discussion and Analysis (“MD&A”) to eliminate the adjusted operating profit and we will continue to reflect this revised presentation in future filings. Using the year-end information, an example of this revised presentation within our Form 10-K MD&A is as follows:

	For the Year Ended December 31,
(DOLLARS IN THOUSANDS)	2011	2010	2009
Segment profit:
Flavors	$284,246	$242,528	$208,966
Fragrances	226,560	244,966	188,561
Global Expenses	(36,410)	(61,056)	(32,618)
Restructuring and other charges, net	(13,172)	(10,077)	(18,301)
Mane patent litigation settlement	(33,495)	—	—
Employee separation costs	—	—	(6,320)

Operating profit	$427,729	$416,361	$340,288

Critical Accounting Policies and Use of Estimates

The Periodic Assessment of Potential Impairment of Intangible Assets Acquired in Business Combinations, page 40

3.	Please help us better understand how you determined your operating segments pursuant to ASC 280-10-50-1 through 9 as well as your reporting units pursuant to ASC 350-20-35-33 through 38. Please specifically address the following in your explanation:

•	Please tell us who your chief operating decision maker is and how you made this determination pursuant to ASC 280-10-50-5;

•

Please tell us whether discrete financial information is prepared at a lower level than your current operating and reportable segments and explain to us who utilizes this information and for what purpose. Please also tell us at what levels your Board of Directors are provided financial information;

•	Please provide to us the name, title, and job description of each person that reports to the chief operating decision maker;

•

Given the different categories of products that you provide as well as the different geographical areas you serve in both your Flavors and Fragrances businesses, please help us understand how your chief operating decision maker can assess performance and make decisions regarding the allocation of resources by viewing operations at your current operating segment level; and

•	If you aggregate reporting units, please tell us how you determined this was appropriate based on ASC 350-20-35-35.

Company Response:

We have determined that in accordance with guidance pursuant to ASC 280-10-50-1 through 9, we have two operating segments (Flavors and Fragrances), which are also our two reporting units (pursuant to ASC 350-20-35-33 through 38). We do not aggregate either of the two reporting units. This determination was based on the fact that each of our operating segments has the following characteristics:

a) It engages in business activities from which it earns revenues and incurs expenses.

b) Its operating results are regularly reviewed by our chief operating decision maker (“CODM”) who makes decisions about resources to be allocated to the segment and who assesses its performance.

c) Its discrete financial information is available.

Our determination (under ASC 280-10-50) that our CODM is Mr. Douglas Tough, the Chairman and Chief Executive Officer of the Company, was made based on his responsibilities for regularly assessing the performance of our two operating segments, each of which is led by a Group President, (the “segment manager”), and each of whom reports to Mr. Tough. Mr. Tough makes decisions on the allocation of resources between our operating segments based on those assessments. Each of the Group Presidents oversees his respective operating segment, and makes recommendations to our CODM about strategy, priorities and resources within the respective operating segment and ensures that the agreed upon strategy and/or annual operating plan is executed. In short, the Group Presidents are responsible for the day-to-day management of customer relationships, product pricing strategies, gross margin profiles, allocation of resources, and ultimately the bottom-line operating profit within their respective operating segment. The Group Presidents are directly accountable to and maintain regular contact with Mr. Tough to review business conditions, operating performance and activities, financial results and forecasts.

Mr. Tough assesses the Company’s operations by regularly reviewing:

•	the operating performance of each operating segment;

•	progress of each operating segment against current year performance goals;

•	execution of each of the operating segment’s strategic initiatives; and

•	relative performance and operating trends of each of the operating segments versus relevant benchmarks.

The CODM reviews our monthly management report (the “CODM Package”) which provides comparisons of actual to budget and prior year results. The CODM Package provides consolidated operating income and segment profitability, and separate results for both Flavors and Fragrances. The CODM Package also presents summarized sales data for each of the Flavors and Fragrances operating segments in total and by market subcategories. Strategic plans, budgets, forecasts and other performance reports, which are provided to the CODM, are prepared and presented on an operating segment basis given the similar fundamental nature of the products within each operating segment (other than regional and/or market subcategory sales performance). The CODM also regularly reviews monthly sales reports which are organized by (1) operating segment, (2) market subcategories (3) sales by region and (4) sales on a reported U.S. dollar and constant currency basis.

Our thousands of products are sold into a diverse number of countries and ultimately into a broad array of market subcategories in which our consumer product customers operate. However, the fundamental drivers of operating segment profitability are fairly homogeneous within each of the operating segments. By focusing on local currency sales growth and the gross margin profile for each operating segment as compared to (1) our strategic plan targets, (2) our annual operating plan and (3) our competition, the CODM is able to make decisions as to the financial resources that will be allotted to each operating segment for R&D programs, selling and commercial expenses and/or capital investments.

Separately, the Group Presidents utilize sales and/or certain profitability data by region or market subcategory in order for them to oversee and manage their responsibilities and make investment decisions about priorities and resources within their global operating segment.

Regular information provided to our CODM is presented at the operating segment level, in total. Each quarter the Group Presidents provide a formal operational and financial update to the CODM. These and other updates enable the CODM to have the necessary insight to assess performance and make decisions regarding the allocation of resources at the operating segment level.

In order to assist the CODM in monitoring the progress of each operating segment against their objectives, as well as the external factors impacting our business, we provide discrete financial information regarding sales at a lower level than our current operating and reportable segments (such as reported and local currency sales, sales variance analyses and sales by market subcategory). The CODM also performs on a periodic / rotational basis (generally once per year) a more detailed review of the sales and/or certain operating or profitability metrics by region and/or market subcategory in order to assess if the Company’s and/or operating segment performance is in alignment with the strategic and annual operating goals set forth for each operating segment.

On an annual basis, the Group Presidents present the strategic plan update and the annual operating plan for their operating segment to the CODM and the Board of Directors. The Group Presidents present sales and profitability information on a global operating segment basis. They also include in the same discussions, certain sales and profitability information at the region and market subcategory level in order to support their recommendations and decisions regarding priorities and resource allocations across their respective global operating segment. Aside from these annual reviews, the Board of Directors receives copies of the monthly and quarterly CODM Package.

The following individuals, including their job titles and summary level job descriptions, report into the CODM:

Kevin Berryman (Executive Vice President and Chief Financial Officer) – responsible for oversight and direction of all financial related activities including financial reporting, treasury, tax, information technology and investor relations.

Hernan Vaisman (Group President, Flavors) – responsible for the development and execution of strategic and commercial plans for the global Flavors business reporting unit, as well as the investment priorities related to R&D activities and capital spending that support the Flavors business. The position is accountable to the CODM for commercial performance, as well as the bottom-line operating profit of the Flavors business.

Nicolas Mirzayantz (Group President, Fragrances) - responsible for the development and execution of strategic and commercial plans for the global Fragrances business, as well as the investment priorities related to Research &Development (“R&D”) activities and capital spending that support the Fragrances business reporting unit. The position is accountable to the CODM for commercial performance, as well as the bottom-line operating profit of the Fragrances business.

Francisco Fortanet (Senior Vice President, Operations) - responsible for the oversight and direction of all operations-related activities across the Flavors and Fragrances operating segments, including manufacturing, procurement, logistics, engineering, quality and safety.

Ahmet Baydar (Senior Vice President, Research and Development) - responsible for the oversight and direction of innovation, including basic research and development-related activities to help ensure that the resources and initiatives are aligned with and support the established strategies of each operating segment.

Angelica Cantlon (Senior Vice President, Human Resources) - responsible for the oversight and direction of all human resource strategy and related activities, including talent, learning and development, compensation, benefits and employee services.

Anne Chwat (Senior Vice President, General Counsel and Corporate Secretary) - responsible for the oversight and direction of all legal, regulatory affairs and corporate secretarial activities.

Financial Statements

Consolidated Balance Sheet, page 53

4.	It is not clear why you are providing a subtotal in your shareholders’ equity section after accumulated other comprehensive (loss) income. Please advise or remove this subtotal.

Company Response:

We will remove the subtotal in the shareholders’ equity section after accumulated other comprehensive (loss) income in future Forms 10-K.

Notes to the Financial Statements

Note 1. Nature of Operations and Summary of Significant Accounting Policies

Research and Development, page 56

5.	Please help us understand how you determined that research and development credits should be presented net of research and development expenses rather than included in taxes on income. Refer to ASC 740-10-30.

Company Response:

One of our consolidated subsidiaries participates in a program with the tax authorities in its jurisdiction which provides for certain research and development credits (“R&D Credits”) based on the amount of applicable R&D spending. This particular R&D Credit, unlike a typical income tax credit, is fully refundable without regard to taxable income or income taxes payable and is not measured by reference to income. Therefore the credit is analogous to a government grant or assistance.

To the extent that this subsidiary has taxable income, and thus, tax expense, we first recognize such R&D Credits as a reduction of the related income tax expense, such that income tax expense is first reduced to zero in any given period in accordance with ASC 740. Any remaining amount of R&D Credits that has not been reflected as a reduction of income tax expense follows an income recognition model.

The amount of excess R&D Credits included in research and developments expenses was $4.6 million for the year ended December 31, 2011. We do not believe such amount is material, and to avoid confusion in future filings, we will remove the reference to “R&D Credits” within Note 1. Nature of Operations and Summary of Significant Accounting Policies - Research and Development, of our Form 10-K. We don’t anticipate excess R&D Credits will be material in the future, but will provide the appropriate disclosures if such amount becomes material.

The following is an example of our proposed disclosure for future filings:

Research and Development Research and development (“R&D”) expenses relate to the development of new and improved flavors or fragrances, technical product support and compliance with governmental regulation. All research and development costs are expensed as incurred.

Note 6. Other Current Liabilities, page 62

6.	In your table showing the components of other current liabilities, the other line item represents approximately 18% of total current liabilities as of December 31, 2011 and 21% of total current liabilities as of December 31, 2010. Please tell us the nature of the amounts included in the other line item in your table. If any of the amounts included in this line item are in excess of five percent of total current liabilities, please separately present. Refer to Rule 5-02.20 of Regulation S-X.

Company Response:

The nature of the amounts included within the “Other” line item in Note 6. - Other Current Liabilities are accrued taxes on income, current portion of deferred taxes, rebate accruals, derivative liabilities, amounts withheld from employees, retirement benefit accruals and other accrued expenses. None of the individual items within other accrued expenses individually exceeded 5% of total current liabilities at December 31, 2011 and 2010. To the extent that any individual items exceed 5% of total current liabilities in the future, we will separately present these amounts in accordance with Rule 5-02.20 of Regulation S-X.

Note 9. Income Taxes, page 65

7.	As a result of a tax audit for the 2002 through 2003 fiscal years, the Spanish tax authorities challenged certain tax positions taken in your Spanish subsidiaries’ tax returns and imposed an assessment of $29.9 million. For the 2004 through 2006 fiscal years, the Spanish tax authorities issued a tax assessment of $79.6 million. You expect to receive an assessment for matters similar to these in subsequent fiscal years as well. Please clarify in your disclosures what fiscal years the provision of $49.6 million at December 31, 2011 relates to, including if you have accrued amounts for fiscal years subsequent to 2006.

Company Response:

The liability for uncertain income tax positions of $49.6 million at December 31, 2011 relates to tax positions taken in fiscal years 2002 – 2011. Beginning with our Form 10-Q for the quarterly period ended March 31, 2012, we revised our disclosures and, to the extent these amounts remain material, will revise future disclosures as follows:

At December 31, 20xx, the Company had accrued liabilities of $xx.x for uncertain income tax positions taken by the Company’s Spanish subsidiaries from 2002 through 20xx.

8.	In a similar manner to your disclosures related to tax positions challenged by Spanish tax authorities on page 67, please disclose any provision amounts recorded related to the dividend withholding tax controversies in Spain which are discussed on page 68.

Company Response:

Beginning with our Form 10-Q for the quarterly period ended March 31, 2012, we clarified our disclosures and, to the extent these amounts remain material, will add future disclosures as follows:

As of December 31, 20xx, the liability for uncertain income tax positions arising from the withholding tax controversies was $x.x million in the aggregate.

9.	The aggregated provision for uncertain tax positions, including those related to challenged tax positions in Spain, is $80.4 million. Please clarify in your disclosures whether this provision also includes amounts related to the dividend withholding tax controversies discussed on page 68.

Company Response:

Beginning with our March 31, 2012 Form 10-Q, we clarified our disclosures and, to the extent these amounts remain material, will add future disclosures as follows:

As of December 31, 20xx, the Company’s aggregate liability for uncertain income tax positions, including interest and penalties, was $xx.x million, which includes $xx.x million for uncertain income tax positions taken by the Company’s Spanish subsidiaries from 2002 through 20xx, $x.x million arising from and in connection with our Spanish tax withholding controversies and the remainder being associated with various other uncertain income tax positions in foreign jurisdictions, none of which are individually material.

10.	Please provide the disclosures required by ASC 740-10-50-15(d) for any tax positions for which it is reasonably possible that the total amounts of unrecognized tax benefits will significantly increase or decrease within twelve months.

Company Response:

At December 31, 2011 we had determined that it was not reasonably possible that the total amount of unrecognized income tax benefits would have significantly increased or decreased within the following twelve months.

In the event we determine that it is reasonably possible that the total amount of unrecognized tax benefits will significantly increase or decrease within twelve months of our year-end reporting dates, we will provide the disclosures required by ASC 740-10-50-15(d).

Note 12. Segment Information, page 72

11.	Please provide the disclosures required by ASC 280-10-50-40 regarding your product sales.

Company Response:

We have two operating segments (Flavors and Fragrances) that are product-based and we disclose (a) the similar nature of the respective products (groups) and customers, and (b) enterprise-wide disclosures of sales by geographic region.

We have over 34,000 individual products and no one product individually exceeds 1% of consolidated sales. The products in each of our segments have similar characteristics, customers and distribution channels, and end-use consumers as follows:

Our Flavors segment is composed of products that impart taste in processed food and beverage products and, as such, play a significant role in determining consumer preference of the end consumer products in which they are used. We develop thousands of different flavors for our customers, most of which are tailor-made, and we continuously develop new formulas in order to meet changing consumer preferences and customer needs. We sell our flavors to consumer product companies for use across many of their products such as savory snacks, soups, condiments, juices, carbonated beverages, flavored water and spirits, bakery products, candy, toothpaste, mouthwash, and dairy products, which are then sold to distributors or directly to the end consumer.

Our Fragrances segment provides scent characteristics or odor-masking capabilities in consumer products. Our fragrances products, which are sold as either compounds or individual ingredients, are principally sold to consumer product companies, or to a lesser extent, to other fragrance companies for ultimate use in products such as laundry detergent, fabric softener, bar soap, shower gel, household cleaners, dishwashing detergents, air freshener, perfumes, colognes, hair care, deodorant and skincare, which are then sold to distributors or directly to the end consumer.

Based on the above, we believe we have two groups of essentially similar products; flavors and fragrances. Therefore, we believe the disclosure of net sales for each segment meets the requirements of ASC 280-10-50-40.

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If you require additional clarification on any of the foregoing responses or have any additional comments, please contact me at

212-708-7270.

In connection with responding to your comments, the Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/s/ Kevin C. Berryman
Kevin C. Berryman
Executive Vice President and
Chief Financial Officer